Patron Systems, Inc.
5775 Flatiron Parkway, Suite 230
Boulder, Colorado 80301

May 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

                  Re:      Patron Systems, Inc.
                           Registration Statement on Form SB-2
                           Registration Number:  333-134159

Ladies and Gentlemen:

Patron Systems, Inc. (the "Company") hereby respectfully requests that the Company's Registration Statement on Form SB-2 (Registration Number 333-134159) (the "Registration Statement") be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Company's request is based on the fact that the Company has determined to postpone the filing of the Registration Statement to permit the resolution of certain contractual obligations regarding registration and to more thoroughly identify stockholders to be included as selling stockholders. The Company may file a new registration statement on Form SB-2 subsequent to the resolution of the items noted above. The Registration Statement was never declared effective and no securities of the Company were sold pursuant thereto.

If you have questions regarding this matter, please contact the undersigned at 267-614-2890.

Respectfully,

PATRON SYSTEMS, INC.


/s/ Robert Cross
-----------------------------
By:  Robert Cross
Its:  Chief Executive Officer